Filed by A. Schulman, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: ICO, Inc.
Commission File No.: 001-08327
A. SCHULMAN REPORTS IMPROVED FISCAL 2010 SECOND-QUARTER RESULTS
•	Reported a net loss of $6.8 million for the quarter compared with a loss of $10.5 million in last year’s second quarter

•	Excluding certain one-time charges, net income for the quarter was $3.2 million, or $0.12 per share, a $9.9 million improvement compared with a loss of $6.7 million, or $0.26 per share, for the prior-year period

•	Excluding certain one-time items and a bad debt expense item, fiscal second-quarter earnings would have been $0.24 per diluted share

•	Company’s second-half earnings, excluding non-operating items, are expected to closely approach fiscal 2008 second-half levels
AKRON, Ohio — March 31, 2010 — A. Schulman, Inc. (Nasdaq-GS: SHLM) announced today earnings for the fiscal 2010 second quarter ended February 28, 2010. The Company reported a net loss for the second quarter of $6.8 million or $0.26 per diluted share, compared with a net loss of $10.5 million or $0.41 per share for the comparable period last year. The translation effect of foreign currencies favorably impacted the net loss by $0.9 million in the quarter.
The fiscal 2010 second quarter included certain after-tax charges of approximately $10.0 million primarily related to asset impairments, acquisition-related costs and restructuring expenses. Last year’s second quarter included certain after-tax charges of $3.8 million related to restructuring-related activities. Excluding these charges, net income for the fiscal 2010 second quarter was $3.2 million, or $0.12 per diluted share, compared with a loss of $6.7 million, or $0.26 per diluted share, for the prior-year period.
“Our earnings improvement, excluding non-operating items, indicates that our multi-year strategic plan launched in 2008, and the additional restructuring actions we took in 2009, are working as we continue to focus on higher-margin businesses globally and improve our profitability in North America,” said Joseph M. Gingo, Chairman, President and Chief Executive Officer. “We anticipate further opportunities ahead for profit growth as our efficiency gains continue and global economic conditions gradually rebound.”
Net sales for the fiscal 2010 second quarter were $331.0 million, up 21.4% compared with $272.7 million last year. Tonnage was slightly up for the quarter, which reflected the continuation of weak end markets, particularly in Europe, and the Company’s ongoing focus on higher-margin business globally. Increased volume in the Company’s manufacturing businesses offset the declines in its lower-margin distribution businesses. In fact, higher pricing and mix increased sales by 14.1%. The translation effect of foreign currency, primarily the euro, increased sales by 6.8% for the quarter.
Gross margin for the quarter was 15.5%, an increase of 480 basis points from 10.7% for the second quarter of last year. As expected, gross margin decreased 190 basis points in the fiscal
3550 WEST MARKET STREET • AKRON, OH 44333 U.S.A. • TELEPHONE 330/666-3751

2010 second quarter compared with the fiscal 2010 first quarter, which reflects the typically slower pace of business in the fiscal second quarter as well as some pressure on margins due mostly to mix and to a lesser extent higher raw material prices and unabsorbed fixed manufacturing costs. The Company expects to offset higher raw material costs through price increases whenever possible as well as leveraging its global purchasing power to pre-buy additional lower-cost inventory in advance of escalating prices.
Selling, general and administrative (SG&A) expense for the fiscal 2010 second quarter was $48.8 million, an increase of $11.3 million compared with $37.4 million in last year’s second quarter. Foreign exchange increased SG&A by $2.2 million. Additionally, the Company recorded $1.4 million of primarily ICO-related transaction costs in the second quarter of fiscal 2010. The remaining $7.7 million increase in SG&A was partially related to incremental bad debt expense which includes $4.5 million related to one large customer in Italy. SG&A also was affected by increased incentive compensation and mark-to-market equity compensation adjustments resulting from improved performance.
The Company’s liquidity position remained strong. Although cash decreased from $237.0 million at the end of the fiscal 2010 first quarter to $215.6 million at the end of the fiscal 2010 second quarter, the weakening euro accounted for almost the entire decline.
“Excluding certain one-time items and the Italian bad debt expense item, our second-quarter earnings would have been $0.24 per diluted share,” Gingo said. “I believe this quarter’s results demonstrate that while we continue to operate in a slowly recovering global market environment, our unwavering focus on improving product mix, reducing costs and protecting cash is driving our better year-over-year results.”
For the 2010 fiscal year to date, the Company reported net income of $10.3 million or $0.39 per diluted share compared with a loss of $2.4 million or $0.09 per share for the same period last year. Excluding the effect of certain items including acquisition-related costs and restructuring-related charges, net income was $22.9 million, or $0.87 per diluted share, compared with $2.0 million, or $0.07 per diluted share, a year ago. Sales volume was down 2.1% for the six-month period reflecting the continued weak economic conditions as well as the strength of the fiscal 2009 first quarter. The profitability improvement was driven by the significant increase in gross profit reflecting cost reductions, margin improvement initiatives and market improvement, particularly in comparison with last year’s second quarter when the effects of the global economic downturn were most severe.
Europe — In the fiscal 2010 second quarter, sales in Europe were $247.4 million, an increase of $48.7 million or 24.5% compared with the prior-year period. Tonnage for the quarter increased slightly by 1.1%; the translation effect of foreign currency, primarily the euro, increased sales by 8.1%; and changes in prices and product mix increased sales by 15.3%. The Company is seeing gradual price increases in the market as well as mix shifts toward higher-margin and higher-priced products.
Gross margin improved to 16.8% of sales for the quarter compared with 13.4% for the same period last year. The improved gross margin was driven by mix, both by business and product lines, and the realization of cost-reduction initiatives. In addition, the Company’s distribution business continues to focus on value-added products rather than tonnage which benefits the Company’s margins even as distribution decreases as a percentage of the total business. Operating income for the fiscal 2010 second quarter was $9.2 million compared with $4.8 million in the same quarter last year. Foreign exchange accounted for $0.6 million of the increase.
North America — North America combined operating income, including discontinued operations, was $0.2 million during the quarter, compared with last year’s second-quarter loss of $7.9 million. Volume was down 8.4% from the fiscal 2009 second quarter, reflecting the Company’s efforts to rationalize the product portfolio and move toward higher-margin business, along with the continued effect of weak economic conditions. Gross margin for the second quarter increased to 11.1% of sales from 1.9% of sales for the prior-year period. For the year-to-date period, North America reported a total operating profit of $3.1 million compared with a loss of $11.3 million last year.
Asia — Sales were $14.4 million, up 60% for the quarter compared with the same period last year as tonnage increased more than 50%. Gross margin increased to 14.7% of sales compared with 6.9% for the prior-year period. The increase in gross margin reflects a favorable product mix; results of the Company’s continuous efforts to reduce higher-cost inventories; and a much more profitable capacity utilization of 74%. Operating income was $0.6 million compared with an operating loss of $0.3 million for the prior-year quarter, continuing the positive trend that began during the third quarter of 2009.
“We are pleased with our sustained earnings improvement in North America and will continue to move forward and drive growth in gross margins and operating income worldwide, especially considering that the second quarter is typically our slowest quarter of the year,” Gingo said. “We remain keenly focused on our strategic efforts to improve the profitability of our operations in North America and drive volume growth worldwide.”
Cash Flow From Operations and Working Capital
Cash flow from operations was $8.1 million for the quarter, compared with $94.7 million during the same period last year. Total days of working capital increased five days from November 30, 2009 to 67 days at February 28, 2010. The increase was in part related to inventory pre-buying, primarily in Europe, given increased demand and difficulty in obtaining materials and in anticipation of higher resin pricing. The Company’s net debt, defined as total debt less cash and cash equivalents, was in a net positive cash position of $109.7 million, down from $128.9 million as of the end of the first quarter. The key drivers of the decrease were the weakness in the euro and pre-buying activity.
Acquisition Updates
•	As previously announced on December 2, 2009, the Company signed a definitive agreement to acquire all of the outstanding stock of ICO, Inc. (Nasdaq: ICOC) (ICO). The Company has received the necessary regulatory approvals to complete the transaction. A special meeting of ICO stockholders to vote on the agreement is scheduled for April 28, 2010. Under the terms of the agreement, the total consideration to be paid is comprised of $105.0 million in cash and 5.1 million shares of A. Schulman common stock. The merger agreement was filed as an exhibit to the Company’s Form 8-K dated December 3, 2009. If the agreement is approved, ICO stockholders will own approximately 16% of the combined company and be represented by two additional directors. The transaction is not subject to a financing contingency. A. Schulman intends to pay the cash portion of the purchase price out of its available liquidity. The transaction is expected to close during the Company’s fiscal 2010 third quarter ending May 31, 2010.

•	On March 1, 2010, A. Schulman announced the acquisition of McCann Color, Inc., a producer of high-quality color concentrates, based in North Canton, Ohio, for less than $10 million in cash. The acquisition is the latest step in the Company’s growth strategy to be a leading global manufacturer in the masterbatch business, and is expected to advance the profitable growth of its North American color operations. The Company also has decided to close its Polybatch Color Center located in Sharon Center, Ohio, and consolidate production to the McCann facility in North Canton. The closure and consolidation of production are expected to be completed by August 31, 2010. The fiscal 2010 second quarter included impairment charges of $5 million and restructuring charges of $0.8 million related to this closure.
Business Outlook
“We are optimistic that markets will gradually improve in the remaining half of fiscal 2010, and we expect North America’s performance to continue to be significantly favorable compared with last year. While our performance in Europe is steadily improving, it is not likely to approach 2008 levels until market volumes recover significantly,” stated Gingo. “However, I am confident that our second-half earnings, excluding non-operating items, will closely approach fiscal 2008 second-half levels as a result of our strategic progress in all our businesses.”
Conference Call on the Web
A live Internet broadcast of A. Schulman’s conference call regarding fiscal 2010 second-quarter earnings can be accessed at 4 p.m. Eastern time on Thursday, April 1, 2010, on the Company’s website, www.aschulman.com. An archived replay of the call will also be available on the website.
Use of Non-GAAP Financial Measures
This earnings release includes the use of both GAAP (generally accepted accounting principles) and non-GAAP financial measures. The non-GAAP financial measures are net income excluding certain items and net income per diluted share excluding certain items. The most directly comparable GAAP financial measures are net income and net income per diluted share. A table included in this news release reconciles each non-GAAP financial measure with the most directly comparable GAAP financial measure.
A. Schulman uses these financial measures to monitor and evaluate the ongoing performance of the Company and to allocate resources, and believes that the additional non-GAAP measures are useful to investors for financial analysis. In addition, the Company believes that providing this information is in the best interest of our investors so that they can accurately consider the non-GAAP financial information. However, non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures.
While management believes that these non-GAAP financial measures provide useful supplemental information to investors, there are limitations associated with the use of these measures. These non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. The Company compensates for these limitations by using these non-GAAP financial measures as supplements to GAAP financial measures and by reviewing the reconciliations of the non-GAAP financial measures to their most comparable GAAP financial measures.

The Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP.
About A. Schulman, Inc.
Headquartered in Akron, Ohio, A. Schulman is a leading international supplier of high-performance plastic compounds and resins. These materials are used in a variety of consumer, industrial, automotive and packaging applications. The Company employs about 2,000 people and has 17 manufacturing facilities in North America, Europe and Asia. Revenues for the fiscal year ended August 31, 2009, were $1.3 billion. Additional information about A. Schulman can be found at www.aschulman.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995.
A number of the matters discussed in this document that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding expected synergies resulting from the merger of A. Schulman and ICO, combined operating and financial data, the combined company’s plans, objectives, expectations and intentions and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the stockholders of ICO and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in A. Schulman’s and ICO’s respective reports filed with the SEC, including Schulman’s annual report on Form 10-K for the year ended August 31, 2009 and ICO’s annual report on Form 10-K for the year ended September 30, 2009, in each case, as such reports may have been amended. This document speaks only as of its date, and A. Schulman and ICO each disclaims any duty to update the information herein.
Additional Information and Where to Find It
In connection with the proposed transaction, Schulman has filed a registration statement on Form S-4 with the SEC (Registration No. 333-164085) on December 30, 2009, containing a preliminary proxy statement/prospectus, and Amendment Nos. 1, 2, and 3 to the registration statement on February 8, 2010, March 11, 2010 and March 22, 2010, respectively. STOCKHOLDERS OF ICO ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The definitive proxy statement/prospectus has been mailed to stockholders of ICO. Investors and security holders may obtain the documents free of charge at the SEC’s web site, www.sec.gov, from A. Schulman at its web site, www.aschulman.com, or from ICO at its web site, www.icopolymers.com, or 1811 Bering Drive, Suite 200, Houston, Texas, 77057, attention: Corporate Secretary.
Participants In Solicitation
A. Schulman and ICO and their respective directors and executive officers, other members of management and employees and the proposed directors of the combined company, may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning the proposed directors of the combined company, A. Schulman’s and ICO’s respective directors and executive officers and other participants in the proxy solicitation, including a description of their interests, is included in the proxy statement/prospectus contained in Schulman’s Registration Statement on Form S-4 (Reg. No. 333-164085), as amended, filed with the SEC and in each company’s Form 10-K, as amended, for the year ended August 31, 2009 in respect of A. Schulman and for the year ended September 30, 2009 in respect of ICO.
SHLM_CN, FN
Contact information:
Jennifer K. Beeman
Director of Corporate Communications & Investor Relations
A. Schulman, Inc.
3550 W. Market St.
Akron, Ohio 44333
Tel: 330-668-7346
email: Jennifer_Beeman@us.aschulman.com

A. SCHULMAN, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three months ended February 28,		Six months ended February 28,
	2010	2009	2010	2009
	Unaudited		Unaudited

Net sales	$331,023	$272,648	$693,883	$660,964
Cost of sales	279,686	243,375	579,389	589,689
Selling, general and administrative expenses	48,764	37,448	89,515	72,244
Interest expense	1,136	1,146	2,190	2,395
Interest income	(198)	(582)	(451)	(1,431)
Foreign currency transaction (gains) losses	(180)	(1,342)	(77)	(8,648)
Other (income) expense	(659)	(790)	(1,886)	(1,012)
Curtailment gain	—	(2,609)	—	(2,609)
Asset impairment	5,281	2,179	5,331	2,179
Restructuring expense	1,218	4,648	1,647	5,249

	335,048	283,473	675,658	658,056

Income (loss) from continuing operations before taxes	(4,025)	(10,825)	18,225	2,908
Provision for U.S. and foreign income taxes	2,794	(982)	7,906	3,353

Income (loss) from continuing operations	(6,819)	(9,843)	10,319	(445)
Income (loss) from discontinued operations, net of tax of $0	12	(980)	9	(2,047)

Net income (loss)	(6,807)	(10,823)	10,328	(2,492)
Noncontrolling interests	32	308	(70)	150

Net income (loss) attributable to A. Schulman, Inc.	(6,775)	(10,515)	10,258	(2,342)
Preferred stock dividends	—	(13)	—	(26)

Net income (loss) attributable to A. Schulman, Inc. common stockholders	$(6,775)	$(10,528)	$10,258	$(2,368)

Weighted-average number of shares outstanding:
Basic	25,916	25,753	25,880	25,781
Diluted	25,916	25,753	26,346	25,781

Earnings (losses) per share of common stock attributable to A. Schulman, Inc. — Basic:
Income (loss) from continuing operations	$(0.26)	$(0.37)	$0.40	$(0.01)
Income (loss) from discontinued operations	—	(0.04)	—	(0.08)

Net income (loss) attributable to common stockholders	$(0.26)	$(0.41)	$0.40	$(0.09)

Earnings (losses) per share of common stock attributable to A. Schulman, Inc. — Diluted:
Income (loss) from continuing operations	$(0.26)	$(0.37)	$0.39	$(0.01)
Income (loss) from discontinued operations	—	(0.04)	—	(0.08)

Net income (loss) attributable to common stockholders	$(0.26)	$(0.41)	$0.39	$(0.09)

A. SCHULMAN, INC.
CONSOLIDATED BALANCE SHEETS

	February 28, 2010	August 31, 2009
	Unaudited
	(In thousands except share data)
ASSETS
Current assets:
Cash and cash equivalents	$215,603	$228,674
Accounts receivable, less allowance for doubtful accounts of $15,678 at February 28, 2010 and $10,279 at August 31, 2009	210,769	206,450
Inventories, average cost or market, whichever is lower	160,392	133,536
Prepaid expenses and other current assets	15,713	20,779

Total current assets	602,477	589,439

Other assets:
Cash surrender value of life insurance	3,509	3,101
Deferred charges and other assets	22,710	23,715
Goodwill	11,282	11,577
Intangible assets	291	217

	37,792	38,610

Property, plant and equipment, at cost:
Land and improvements	15,029	16,236
Buildings and leasehold improvements	136,990	147,121
Machinery and equipment	324,430	345,653
Furniture and fixtures	38,111	39,581
Construction in progress	6,924	4,546

	521,484	553,137
Accumulated depreciation and investment grants of $863 at February 28, 2010 and $988 at August 31, 2009	364,786	383,697

Net property, plant and equipment	156,698	169,440

Total assets	$796,967	$797,489

LIABILITIES AND EQUITY

Current liabilities:
Revolver and notes payable	$7,520	$2,519
Accounts payable	153,277	147,476
U.S. and foreign income taxes payable	10,596	8,858
Accrued payrolls, taxes and related benefits	32,448	36,207
Other accrued liabilities	38,624	32,562

Total current liabilities	242,465	227,622

Long-term debt	98,350	102,254
Other long-term liabilities	88,950	92,688
Deferred income taxes	4,807	3,954
Commitments and contingencies	—	—
Stockholders’ equity:
Preferred stock, 5% cumulative, $100 par value, authorized, issued and outstanding — 15 shares at February 28, 2010 and August 31, 2009	2	2
Common stock, $1 par value, authorized — 75,000,000 shares, issued — 42,435,098 shares at February 28, 2010 and 42,295,492 shares at August 31, 2009	42,435	42,295
Other capital	117,805	115,358
Accumulated other comprehensive income	25,177	38,714
Retained earnings	494,817	492,513
Treasury stock, at cost, 16,207,011 shares at February 28, 2010 and August 31, 2009	(322,812)	(322,812)

Total A. Schulman, Inc. stockholders’ equity	357,424	366,070
Noncontrolling interests	4,971	4,901

Total equity	362,395	370,971

Total liabilities and equity	$796,967	$797,489

A. SCHULMAN, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended February 28,
	2010	2009
	Unaudited
	(In thousands)
Provided from (used in) operating activities:
Net income (loss)	$10,328	$(2,492)
Adjustments to reconcile net income to net cash provided from (used in) operating activities:
Depreciation and amortization, including $69 and $474 of accelerated depreciation related to restructuring in fiscal 2010 and 2009, respectively	11,281	12,292
Deferred tax provision	(379)	143
Pension and other deferred compensation	3,366	(228)
Postretirement benefit obligation	(61)	68
Net (gains) losses on asset sales	(298)	176
Curtailment gain	—	(2,609)
Asset impairment	5,331	2,179
Changes in assets and liabilities:
Accounts receivable	(11,495)	77,545
Inventories	(33,281)	63,002
Accounts payable	11,457	(52,518)
Restructuring accrual	(181)	2,152
Income taxes	3,681	4,796
Accrued payrolls and other accrued liabilities	4,929	(8,429)
Changes in other assets and other long-term liabilities	3,427	(1,344)

Net cash provided from operating activities	8,105	94,733

Provided from (used in) investing activities:
Expenditures for property, plant and equipment	(8,608)	(17,051)
Proceeds from the sale of assets	1,415	349

Net cash used in investing activities	(7,193)	(16,702)

Provided from (used in) financing activities:
Cash dividends paid	(7,954)	(7,899)
Increase (decrease) in notes payable	(48)	(7,208)
Borrowings on revolving credit facilities	10,000	19,000
Repayments on revolving credit facilities	(5,000)	(19,000)
Common stock issued, net	252	12
Purchases of treasury stock	—	(1,646)

Net cash used in financing activities	(2,750)	(16,741)

Effect of exchange rate changes on cash	(11,233)	(17,764)

Net increase (decrease) in cash and cash equivalents	(13,071)	43,526

Cash and cash equivalents at beginning of period	228,674	97,728

Cash and cash equivalents at end of period	$215,603	$141,254

A. SCHULMAN, INC.
SUPPLEMENTAL SEGMENT INFORMATION

	Three months ended February 28,		Six months ended February 28,
	2010	2009	2010	2009
	Unaudited		Unaudited
	(In thousands, except for %)		(In thousands, except for %)
Net sales to unaffiliated customers
Europe	$247,374	$198,646	$519,317	$479,492
NAMB	26,869	23,245	54,703	51,290
NAEP	28,778	25,379	63,420	69,646
NADS	13,581	16,384	27,434	42,355
Asia	14,421	8,994	29,009	18,181

Total net sales to unaffiliated customers	$331,023	$272,648	$693,883	$660,964

Segment gross profit
Europe	$41,525	$26,552	$92,057	$60,950
NAMB	3,141	230	6,643	2,520
NAEP	2,916	572	7,612	3,328
NADS	1,637	1,300	3,401	3,145
Asia	2,118	619	4,781	1,332

Total segment gross profit	$51,337	$29,273	$114,494	$71,275

Segment operating income (loss)
Europe	$9,235	$4,795	$34,390	$18,827
NAMB	1,419	(835)	3,909	(143)
NAEP	538	(3,386)	2,710	(4,311)
NADS	932	15	1,810	938
Asia	564	(315)	1,678	(462)
All other North America	(2,673)	(2,699)	(5,342)	(5,708)

Total segment operating income (loss)	$10,015	$(2,425)	$39,155	$9,141

Corporate and other	(7,442)	(5,750)	(14,176)	(10,110)
Interest expense, net	(938)	(564)	(1,739)	(964)
Foreign currency transaction gains (losses)	180	1,342	77	8,648
Other income (expense)	659	790	1,886	1,012
Curtailment gain	—	2,609	—	2,609
Asset impairment	(5,281)	(2,179)	(5,331)	(2,179)
Restructuring expense	(1,218)	(4,648)	(1,647)	(5,249)

Income (loss) from continuing operations before taxes	$(4,025)	$(10,825)	$18,225	$2,908

Capacity utilization
Europe	87%	65%	92%	69%
NAMB	66%	49%	68%	66%
NAEP	65%	45%	74%	66%
Asia	74%	44%	80%	44%
Worldwide	82%	59%	86%	67%

A. SCHULMAN, INC.
Reconciliation of Non-GAAP Financial Measures
Net Income (Loss) and Earnings (Losses) Per Share Reconciliation
Unaudited
(In thousands except per share data)

	Three months ended		Three months ended
	February 28, 2010		February 28, 2009
		Diluted EPS		Diluted EPS
	Income (loss)	impact	Income (loss)	impact
Net income (loss) attributable to A. Schulman, Inc. common stockholders	$(6,775)	$(0.26)	$(10,528)	$(0.41)

Adjustments, net of tax, per diluted share:
Asset impairment	5,187		1,863
Tax valuation allowance	2,252		—
Costs related to proposed acquisitions	1,421		—
Restructuring expense	1,083		4,070
Accelerated depreciation, included in cost of sales	—		474
Curtailment gain	—		(2,609)

Net income (loss) attributable to A. Schulman, Inc. common stockholders before certain items	$3,168	$0.12	$(6,730)	$(0.26)

Weighted-average number of shares outstanding — Diluted		25,916		25,753

	Six months ended		Six months ended
	February 28, 2010		February 28, 2009
		Diluted EPS		Diluted EPS
	Income (loss)	impact	Income (loss)	impact
Net income (loss) attributable to A. Schulman, Inc. common stockholders	$10,258	$0.39	$(2,368)	$(0.09)

Adjustments, net of tax, per diluted share:
Asset impairment	5,237		1,863
Costs related to proposed acquisitions	3,687		—
Tax valuation allowance	2,252		—
Restructuring expense	1,382		4,505
Accelerated depreciation, included in cost of sales	48		474
Curtailment gain	—		(2,609)
Other employee termination costs	—		101

Net income (loss) attributable to A. Schulman, Inc. common stockholders before certain items	$22,864	$0.87	$1,966	$0.07

Weighted-average number of shares outstanding — Diluted		26,346		25,781